

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 30, 2008

<u>Via U.S. Mail and Fax 44(0)20-7496-4242</u>

Dr. Byron E Grote
Chief Financial Officer
BP plc
1 St James's Square
London
SW1Y 4PD
United Kingdom

   Re: **BP plc**
     Form 20-F for the Fiscal Year Ended December 31, 2007
     Filed March 4, 2008
     File No. 1-06262

Dear Dr. Grote:

  We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2007 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for fiscal year ended December 31, 2007

Overview of the group, page 11

1. We note the disclosure on page 11 and 12 in your Form 20-F regarding your contacts with certain countries that the United States Department of State has identified as state sponsors of terrorism. We also have reviewed prior correspondence between BP and the staff pertaining to your contacts with those countries. Please tell us whether you have entered into any additional business arrangements relating to Iran, Sudan or Syria since December 31, 2006, and, if so, describe the arrangements. Please also tell us whether the percentages of sales and other operating revenues, purchases and assets attributable to your contacts with those countries in fiscal 2007 approximate the percentages set forth in the earlier correspondence as attributable to contacts with those countries in prior fiscal periods.

Form 6-K filed on August 1, 2008

Note 9. TNK-BP operational and financial information

2. We note your disclosure regarding the differences that have arisen between you and Alfa Access-Renova ("AAR"). Please address the following with respect to your disclosure:

    •   Tell us the nature of the disputes with AAR, including what AAR had alleged with regard to each of the differences you have disclosed on page 30. For example, we note that there were disputes with regard to the provision of services by BP specialists to the TNK-BP group. Explain the nature of the services in question, what AAR had alleged with regard to these services and how you believe that you complied with the original provisions in the joint venture agreement.

    •   You disclose that AAR has been reported as stating that it intends to initiate legal proceedings with regard to certain of these matters. Please tell us whether AAR initiated legal proceedings subsequent to this filing. If so, tell us what remedy AAR was requesting in the legal proceedings.

3. We note from your Form 6-K filed on September 5, 2008 that you entered into a memorandum of understanding ("MOU") with AAR which you have disclosed is a "move to resolve the joint venture dispute." Your disclosure states that the MOU will be finalized over the coming months. Please explain the details of the MOU as signed on September 4, 2008 and the provisions that need to be finalized. In addition, explain how each of the disputes disclosed on page 30 of

your Form 6-K filed on August 8, 2008 will be addressed or resolved by this MOU. As part of your response, provide us a copy of the MOU.

4.   Your disclosure in the September 5, 2008 Form 6-K also states that your chief executive described the agreement as "a sensible means of resolving a situation that could not continue without causing serious damage to what has been an immensely successful joint venture for all concerned." Please further elaborate on the serious damage that was anticipated to the joint venture had the MOU not been signed. In addition, explain to us how this MOU will alleviate the serious damage to the joint venture.

5.   You disclose that the court in Russia has ruled in favor of a minority shareholder in TNK-BP Holding in its suit against certain subsidiaries of TNK-BP and BP Exploration Services Limited alleging that an agreement for BP specialists to provide services to the TNK-BP group is invalid. Discuss the basis articulated by the court for its ruling in favor of the minority shareholder on the validity issue. Please clarify whether you have appealed this decision and how this litigation has impacted you or has been impacted, if at all, by the MOU signed on September 4, 2008. In addition, please explain the potential damage that this litigation could cause the joint venture.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Chris White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Chris White

Chris White
Branch Chief